Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-274327

Supplement No. 1 to Prospectus Supplement dated March 7, 2024

(to prospectus dated September 22, 2023)

Subscription Rights to Purchase Up to 4,132,232 Shares of Common Stock at $5.00 Per Share

This supplement no. 1 dated March 28, 2024, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated March 7, 2024, relating to the prior distribution at no charge to the holders of common stock, par value $0.001 per share (“common stock”), of Empire Petroleum Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”), as of the close of business, on March 7, 2024 (the “Record Date”), subscription rights to purchase up to 4,132,232 shares of common stock. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prior prospectus supplement dated March 7, 2024 (including the base prospectus dated September 22, 2023), including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus supplement and this supplement, you should rely on the information in this supplement.

The subscription price was set at $6.05 per share, which would result in aggregate rights offering value of up to $25.0 million, but we have elected to reduce the subscription price to $5.00 per share (the “subscription price”), resulting in an aggregate rights offering value of up to $20.66 million (the “rights offering”). Each stockholder will receive one subscription right for each share of our common stock owned as of the Record Date. Each subscription right still entitles the holder of the subscription rights to purchase 0.161 shares of common stock at the subscription price (the “subscription rate”). We will not issue any fractional shares of common stock in the rights offering. The subscription rights are not transferable. If you fully exercise your subscription right and other stockholders do not fully exercise their subscription rights, you will have an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the Expiration Date (defined below).

The purpose of the rights offering is to raise equity capital in a process that provides all of our existing stockholders the opportunity to participate on a pro rata basis. The net proceeds will be used for current and future drilling activity, 3D seismic, land and lease purchases, enhanced oil recovery facilities and general corporate purposes.

The subscription rights will be distributed and exercisable beginning on the date hereof. The subscription rights will expire and will have no value if they are not exercised prior to the expiration date of the rights offering, which has been extended to 5:00 p.m. Eastern Time, on April 10, 2024 (the “Expiration Date”), unless we, in our sole discretion, extend the period further for exercising the subscription rights. We will extend the duration of the rights offering as required by applicable law and may choose to extend the rights offering further if we decide that changes in the market price of our common stock warrant an extension, as we have done with this prospectus supplement, or if we decide that the degree of participation in the rights offering by holders of our common stock is less than the level we desire. You should carefully consider whether or not to exercise your subscription rights before the Expiration Date. We reserve the right to cancel the rights offering at any time before the Expiration Date, for any reason.

Phil E. Mulacek, Chairman of the Board of the Company (“Mulacek”), and Energy Evolution Master Fund, Ltd., a Cayman Islands exempted company and our largest stockholder (“EEF”), together beneficially own approximately 46% of our common stock outstanding prior to the rights offering. Mulacek and EEF have indicated their intent to participate in the rights offering and fully subscribe to the shares of common stock corresponding to their subscription rights, as well as their intent to fully exercise their over-subscription rights to purchase their pro rata share of the underlying securities related to the rights offering that remain unsubscribed at the Expiration Date.

There is no minimum number of shares of common stock that we must sell in order to complete the rights offering. If you exercise your subscription rights in full, you will have an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the Expiration Date, subject to the availability and allocation of shares of common stock among stockholders exercising their over-subscription rights as further described in this prospectus supplement. Stockholders who do not participate in the rights offering will continue to own the same number of shares, but will own after the rights offering a smaller percentage of the total shares outstanding to the extent that other stockholders participate in the rights offering. Subscription rights that are not exercised before the Expiration Date will expire and have no value.

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering. Securities Transfer Corporation (“STC”) is acting as the subscription and information agent for the rights offering. STC is also transfer agent and registrar for our common stock. While certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation.

Our common stock is listed on the NYSE American (the “NYSEA”) under the symbol “EP.” On March 27, 2024, the last reported sale price for our common stock on the NYSEA was $4.97 per share.

An investment in our common stock involves significant risks. These risks are described under “Risk Factors” beginning on page S-23 of the prospectus supplement dated March 7, 2024 and under similar headings in our filings with the Securities and Exchange Commission (the “SEC”), that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 28, 2024